UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 11 December, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 9 December 2025: Dealings in securities by directors of Sasol Limited and directors of its major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY DIRECTORS OF SASOL LIMITED AND DIRECTORS OF ITS MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), Sasol Limited hereby discloses the following dealings in its securities by directors of Sasol Limited and directors of its major subsidiaries.

The persons below transacted in securities awarded and accepted in 2020 in terms of the rules of the long-term incentive (LTI) plan. The vesting includes the second tranche of the 2020 LTI award, which partially vested at the achievement of corporate performance targets in 2023, as well as the Restricted LTI award which was subject to a five-year vesting period.

In line with Sasol's minimum shareholding requirement policy, participants had the option to retain all vested shares, sell sufficient vested shares to cover the tax liability and retain the balance thereof, or, to receive the net after tax amount.

All executive directors and prescribed officers of Sasol Limited must meet minimum shareholding requirements.

Details of the transactions are set out below.

Transaction date:	4 December 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (ZAR)**[1]	**Total value of transaction (ZAR)**
S Baloyi	Sasol Limited: Director	4 033	109,45	441 412
W P Bruns[2]	Sasol Limited: Director	2 516	109,45	275 376
V D Kahla[3]	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	21 674	109,45	2 372 219
M Loonat	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	3 924	109,45	429 482
N G Nndwammbi	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	4 022	109,45	440 208

1 Closing price of 3 December 2025.
2 Full vested award retained.
3 Includes a restricted LTI awarded to GEC members in 2020 subject to a five-year vesting period.

Transaction date:	4 December 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Selling Price per share (ZAR)**[1]	**Total value of transaction (ZAR)**
S Baloyi[2]	Sasol Limited: Director	3 798	106,0574	402 806
V D Kahla[2,3]	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	20 410	106,0574	2 164 632
M R Laxa	Sasol South Africa Limited: Director	9 339	106,0574	990 470
M Loonat	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	3 694	106,0574	391 776
D C Moloi	Sasol Oil (Pty) Ltd: Director	1 195	106,0574	126 739
N G Nndwammbi	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	3 787	106,0574	401 639

1. Average selling price per share is based on transactions effected by the Company on 4 December 2025. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.
2. In terms of the MSR policy, Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the vested LTI award.
3. Includes a restricted LTI awarded to GEC members in 2020 subject to a five-year vesting period.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	**Highest price (ZAR)**	**Lowest price (ZAR)**	**Volume Weighted Average Price (ZAR)**
4 December 2025	108,90	104,09	106,0574

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

9 December 2025
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 December 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary